                                          Filed by Thoratec Laboratories
                                          Pursuant to Rule 425 under the
                                          Securities Act of 1933, and deemed
                                          filed pursuant to Rule 14a-12 under
                                          the Securities and Exchange Act
                                          of 1934.
                                          Subject Company: Thoratec Laboratories
                                          Commission Act File No.: 033-72502


                                                                 [THORATEC LOGO]


Contact:  Cheryl Hess, Chief Financial Officer
(925) 847-8600
www.thoratec.com


          THORATEC ANNOUNCES MERGER AGREEMENT WITH THERMO CARDIOSYSTEMS

         Company Provides Update on Third Quarter Financial Results, and
                       TLC-II Portable VAD Driver Progress

     (PLEASANTON, CA), October 3, 2000--Thoratec Laboratories Corporation, (NASDAQ: THOR), a medical device company producing circulatory support products and vascular grafts, said today it has signed a definitive agreement to acquire Thermo Cardiosystems, (ASE: TCA), a Woburn, Massachusetts-based manufacturer of cardiac assist, blood coagulation and skin incision devices, in a stock-for-stock transaction which will be accounted for as a purchase. This transaction will create a new company dedicated to innovative technologies and products for cardiac care and congestive heart failure.

     The transaction is expected to close in the first quarter of 2001 and is subject to the approval of shareholders of both companies and regulatory review. As part of the definitive agreement, Thermo Electron Corporation (NYSE: TMO), Thermo Cardiosystems' parent company and majority shareholder, has agreed to vote its shares in favor of the transaction. Thoratec announced it would also simplify its name to Thoratec Corporation as a result of this transaction.

     The Thoratec(R) Ventricular Assist Device System (VAD) is currently used by more than 150 leading hospitals around the world as a bridge to transplant and for recovery of the natural heart following open heart surgery. The company also produces vascular graft devices being used in a number of countries and in clinical trials.

     Thermo Cardiosystems has successfully commercialized two versions of its HeartMate(R) LVAS - an air-driven and electric system. The electric HeartMate allows patients to return home and live with very few restrictions while awaiting a heart transplant. To date, more than 2,400 patients have been supported by HeartMate systems, which are being implanted at 168 leading cardiac centers throughout the world. In addition, the company is developing two advanced HeartMate systems that meet the needs of a wider range of patients, offer extended


TNR-227                                                          Continued.....

Thoratec Announces Merger Agreement With
 Thermo Cardiosystems

durability and longevity, and further improve patients' quality of life. The company is also a leading supplier of blood-testing equipment and skin-incision devices.

     "The proposed combination of these two successful companies will create a world-class medical technology company, and assure that we remain competitive within the dynamic world of cardiac surgery and congestive heart failure," noted
D. Keith Grossman, president and chief executive officer of Thoratec. "Both companies have experienced strong growth in revenues and cash flow, and we believe the complementary nature of our products and technologies will enable us to more effectively market our devices to the medical community," he added.

     "In addition to realizing operating efficiencies on a combined basis, this transaction will bring us value by providing a platform and R&D resources to expand our offerings for cardiac surgery and congestive heart failure patients. We expect that customers of both companies will be enthusiastic about the current and future benefits resulting from this transaction," Grossman continued.

     Under the terms of the agreement, which the companies expect to be treated as a tax-free exchange, each issued and outstanding share of Thermo Cardiosystems stock will be exchanged for 0.835 shares of newly issued Thoratec stock. Following completion of the transaction, Thoratec will have approximately 57 million shares of common stock outstanding on a diluted basis. Thoratec shareholders will own approximately 43 percent of the pro forma shares outstanding. Thermo Electron Corporation will receive shares representing approximately 34 percent of the pro forma shares outstanding, which will be subject to certain contractual lock-up provisions.

     Thermo Cardiosystems Chief Executive Officer R. Michael Klein said, "We're delighted to be joining forces with a company that, like Thermo Cardiosystems, has a long proud history of developing new and innovative heart-assist technologies for the treatment of heart-failure patients. The new organization will bring together the knowledge and resources of two dynamic and growing companies, and will greatly improve our ability to develop, manufacture, and distribute our current and next generation HeartMate(R) left ventricular assist systems."

     "We anticipate our combined capabilities will enhance our ability to develop and commercialize new solutions in the areas of cardiac surgery and congestive heart failure. Additionally, we believe the combination will enable us to accelerate our product development cycles, increase our product and service offerings, and grow our sales more quickly," said J. Donald Hill, M.D., chairman of Thoratec's Board of Directors.


TNR-227                                                          Continued.....

Thoratec Announces Merger Agreement With
 Thermo Cardiosystems

     Grossman said that Thoratec expects to record significant one-time charges related to in-process research and development charges at closing. He also noted that a significant amount of intangible assets, including goodwill, will be recorded at closing, and that it will be based on Thoratec's value because the transaction will be accounted for as a reverse acquisition. While these non-cash charges will result in the transaction being dilutive based on U.S. GAAP accounting at least through 2001, it will be immediately accretive to cash earnings (i.e. net income excluding the effects of amortization of intangible assets, including goodwill, associated with the merger transaction). The new company will have approximately $130 million in cash following the transaction and will assume approximately $53 million of Thermo Cardiosystems' 4 3/4 % convertible subordinated debentures due in 2004, although Thermo Electron would continue to guarantee these debentures. The new company will segregate $45 million of cash as security for this guarantee.

     The senior management of Thoratec will continue in their existing roles at the new company. Thermo Electron will be entitled to name one member to Thoratec's board of directors and the management of Thermo Cardiosystems will continue to operate Thermo Cardiosystems' facilities in Massachusetts, New Jersey and California. The combined companies will have approximately 700 employees.

     Grossman said that he expects the operations of Thermo Cardiosystems' subsidiary, International Technidyne Corporation (ITC), will maintain its current activities. ITC manufactures whole blood coagulation testing equipment and single-use skin-incision devices. "We believe this business is an important element of Thermo Cardiosystems and we will work with its management team to enhance its overall contributions to the new entity," Grossman said.

     Separately, Thoratec also said a temporary summer slowdown in the demand for its medical devices will impact its financial performance for the third quarter ended September 30, 2000.

     The company said it anticipates revenues for the quarter will be $6.2 million, compared to $5.1 million in the third quarter of 1999, approximately a 22% increase. The company also said that due to approximately $1.8 million of expenses associated with its due diligence and planning expenses related to the Thermo Cardiosystems' transaction, it expects to report a loss for the third quarter of 2000. In the third quarter of 1999, the company reported a loss of $900,000, or four cents per share.


TNR-227                                                           Continued....

Thoratec Announces Merger Agreement With
 Thermo Cardiosystems

     Without regard to the one-time expenses related to the merger activities, the company said it expects it would have had an approximately break-even quarter. The company will report complete third quarter results in the third week of October.

     "While we typically experience a summer slowdown in Europe during the third quarter, this year was unusually slow and was combined with sluggish medical device demand in the U.S. We have seen this before, and we believe this is a short-term phenomenon due to a variety of seasonal factors not specific to Thoratec or its products. In fact, we are encouraged by our sales results in September, one of our best months ever. We are optimistic about a return to stronger levels of activity later this year and into 2001," said Grossman.

     The company also announced today that it has submitted its PMA Supplement for the TLC-II(TM) Portable VAD Driver to the U.S. FDA. "We are very pleased to have achieved this next step in the regulatory approval cycle for this important product," said Grossman. The TLC-II is a small, lightweight device used to power Thoratec's VAD, which pumps blood to the body in heart failure patients awaiting transplants or recovery from open heart surgery. The company said it hopes to receive FDA clearance for the device, which has been approved for sale in Europe for more than two years, by the end of 2000 or in the first quarter of 2001.

     "The U.S. clinical trials are nearing completion for the Vectra(TM) Vascular Access Graft, which is used to provide access to the bloodstream for patients undergoing renal hemodialysis," Grossman continued. "We expect to hear soon from the FDA in regards to the 510(k), which we submitted for U.S. approval in June 2000. In fact, we are encouraged that the FDA has already approved our separate 510(k) submission for the Vectra tunnelers, surgical tools specifically designed to aid in the implantation of the Vectra graft."

     The company also gave an update on its Aria(TM) CABG, or Coronary Artery Bypass Graft. This graft is designed for use in patients undergoing coronary artery bypass surgery who have too few or unsuitable native vessels. "We now have five patients enrolled at the first two centers in the U.S., where we have Phase I approval for up to 30 patients in 6 centers," said Grossman. "The remaining four centers should all be approved and ready to enroll patients within the next couple of weeks."


TNR-227                                                          Continued.....

Thoratec Announces Merger Agreement With
 Thermo Cardiosystems

     Lehman Brothers acted as financial advisor for Thoratec in this transaction.

     A conference call for investors and analysts to discuss this transaction will be held on Wednesday, October 4, 2000 at 6 am PDT or 9 am EDT. The number for the call is 913-981-5509, Code 515536. The call will also be accessible through the Internet at www.vcall.com. Replays will be available two hours after the call at 719-457-0820, code 515536.

     Thoratec Corporation is engaged in the research, development, manufacturing and marketing of medical devices for circulatory support and vascular graft applications, all of which incorporate its proprietary biomaterial, Thoralon(R). The Thoratec(R) VAD System is the only ventricular assist device that is approved for use as a bridge-to-transplant and recovery from open-heart surgery device. The company's Vectra(TM) vascular access graft, which is used in patients undergoing hemodialysis, is currently approved for sale in Europe, Japan and a number of other foreign countries and is in final clinical trials in the U.S. Its Aria(TM) coronary artery bypass graft, which is designed for use by patients having too few suitable native blood vessels, is currently in clinical trials in the U.S. and Canada. For additional information, about Thoratec, visit the company's web site at www.thoratec.com.

     Thermo Cardiosystems is a leader in the research, development and manufacturing of implantable left ventricular assist systems (LVAS). Its air-driven and electric HeartMate heart-assist devices are implanted alongside the natural heart and take over the pumping function of the left ventricle for patients whose hearts are too damaged or diseased to produce adequate blood flow. Both devices are approved for commercial sale in the U.S., Europe and Canada. The company also supplies whole-blood coagulation testing equipment and related disposables, as well as single-use skin-incision devices. Thermo Cardiosystems is a public subsidiary of Thermo Electron. More information is available on the Internet at www.thermocardio.com.

     The portions of this news release that relate to future plans, events or performance, are forward-looking statements. Investors are cautioned that all such statements involve risks and uncertainties, including risks related to our proposed transaction with Thermo Cardiosystems and the benefits thereof, government regulatory approval processes and market acceptance of new products. These factors, and others, are discussed more fully in both companies' annual reports on Form 10-K for the fiscal year ended January 1, 2000, and their other filings with the Securities and Exchange Commission. Actual results, events or performance may differ


TNR-227                                                           Continued....

Thoratec Announces Merger Agreement With
 Thermo Cardiosystems

materially. These forward-looking statements speak only of the date hereof. The company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

OTHER IMPORTANT INFORMATION:

     The transaction described in this announcement has not yet commenced. Once the transaction commences, we will file a joint proxy statement/prospectus with the Securities and Exchange Commission. You should read this document when it becomes available because it will contain important information about the transaction. You can obtain the joint proxy statement/prospectus and other documents that will be filed with the Securities and Exchange Commission for free when they are available on the Securities and Exchange Commission's web site at http://www.sec.gov. Also, if you write us or call us at the below address and phone number, we will send you the joint proxy statement/prospectus for free when it is available.

     You can call us at (925) 847-8600, or write to us at:

     Investor Relations Department
     Thoratec Laboratories Corporation
     6035 Stoneridge Drive
     Pleasanton, California 94588

                                      #####

THORATEC CONFERENCE CALL SCRIPT, OCTOBER 4, 2000

CHERYL

         Good morning and thank you for joining us for today's call. Needless to say, we are very excited about our announcement yesterday that we have entered into an agreement for a stock-for-stock merger with Thermo Cardiosystems. Over the next few minutes, we'll be discussing both the operational and financial aspects of the proposed transaction and what we see as the benefits to Thoratec and Thermo Cardiosystems shareholders. With me today are Keith Grossman, President and CEO, and Tom Burnett, Senior Vice President and COO. Keith will discuss the strategy behind this deal and Tom will discuss our customer interaction and status of other programs, after which I will review the financial aspects of the transaction. Following these comments, we will open the line for any questions you may have.

         Before we begin, let me remind you that during the course of this call, we may make projections or other forward-looking statements regarding future events or the future financial performance of the company. We caution you that these statements are only predictions and that actual results or events may differ materially. We make particular note of our discussions regarding our proposed transaction with Thermo Cardiosystems and the benefits thereof, products in various stages of development and clinical trials and alert you to the risk that we may incur unanticipated delays or results in any of these areas. We refer you to documents filed by both companies with the Securities and Exchange Commission, such as the annual and quarterly reports on Forms 10-K and 10-Q. These documents detail important factors that could cause actual results of the companies' operations to differ materially from those contained in our projections or forward looking statements. Now, I'll turn the call over to Keith ...

KEITH

         There are a number of strategic reasons why we believe this deal will be beneficial to our customers, our investors and ultimately to the patients who are the beneficiaries of our work.

         First of all, this merger will create a much stronger combined company. The combination of Thoratec and Thermo Cardiosystems will create a new and larger presence for the company in the medical technology marketplace. Our potential combined resources and revenues provide for a stronger, healthier and more competitive company that makes us better able to help our customers and patients with improved products and services. A larger shareholder base and market capitalization also provides us with increased liquidity and visibility. We will have greatly increased our liquidity, and our market valuation will be among the largest public U.S. cardiovascular device companies.

         Second, this deal positions us to become a leader in cardiac surgery and treatments for congestive heart failure. The product portfolios and technologies of Thoratec and Thermo Cardiosystems are extremely complementary and provide cardiologists and surgeons with a broader spectrum of solutions for congestive heart failure patients. The combined future product offerings will also offer cardiologists and cardiac surgeons new and innovative treatments for their patients for myocardial recovery, vascular grafting and cardiac assistance. We believe that future success in the CHF arena will be enhanced by an array of products and technologies not just one. This combination will position us to capitalize on just such a position.

         We also see expanded revenue growth opportunities. Combined expertise and shared intelligence among our R&D and S&M groups will help us to accelerate product and market development cycles, which will ultimately provide better options to more customers and patients, sooner.

         Let me now speak more specifically to the structure of the deal:

o Thoratec has reached a definitive agreement with Thermo Cardiosystems to enter into a stock-for-stock transaction that will be accounted for under the purchase accounting method.

o    As proposed, Thoratec will issue to Thermo Cardiosystems' shareholders
     0.835 shares of Thoratec stock for each of the 38.6 million shares of Thermo Cardiosystems common stock outstanding.

o As a result of this transaction, Thoratec will be issuing approximately 32 million shares of stock to Thermo Cardiosystems' shareholders (including 19 million shares to Thermo Cardiosystems' parent and majority shareholder, Thermo Electron). The post-transaction ownership structure will consist of current Thoratec shareholders owning 43% of the company, and Thermo Cardiosystems' shareholders owning 57% (again, including Thermo Electron's 34 %).

o Upon completion of the transaction, Thoratec's existing management team will continue in their current positions. In addition, Thermo Electron will receive one board seat on Thoratec's Board of Directors.

o On a combined basis, the companies had 1999 revenues of just over $100 million and both have generated growth in revenues and cash flow during the past year. We are projecting combined revenues of between $130 and $140 million in fiscal 2001 .

o This transaction is subject to approval of both companies' shareholders and regulatory review and we anticipate closing the transaction no later than the first quarter of 2001.

         Before I get into further details of this proposed transaction, I thought it might be useful to provide a quick overview of our two companies, given that some of you may be new to at least one of our stories.

         Thoratec has three primary product areas of focus. Our ventricular assist device, the Thoratec(R) VAD System, is the only biventricular device approved for use as a bridge to transplant and recovery of the heart following open heart surgery. Our VAD System is currently used by more than 150 centers primarily in the U.S. and Europe. This product is an air-driven, or pneumatic pump, worn on the outside of the body. A portable VAD driver, the TLC-II, is approved for sale in Europe and in late September we submitted our PMA Supplement to support approval in the U.S. An implantable pneumatic version of our device, the IVAD is also progressing nicely, and should be in clinical trials in the coming months. Finally, we recently announced our intent to seek approval for the use of our VAD System for therapeutic recovery of the heart for certain late-stage heart failure patients, though it is not yet an approved indication.

         Our second product is the Vectra(TM) Vascular Access Graft, which is used to provide access to the bloodstream for patients undergoing renal hemodialysis. The device is available in Europe--where we utilize Guidant as our distribution partner--Japan and a number of other countries. Our U.S. clinical trials are nearing completion and we expect to hear soon from the FDA in regards to our 510(k) which we submitted for U.S. approval in June 2000. We have already received FDA approval for a separate 510(k) that we submitted for the Vectra tunnelers. These are specialized surgical tools designed to place the Vectra under the patient's skin. While not a definitive predictor of an upcoming Vectra VAG approval, it is certainly a good sign.

         Our third product, and one that many consider to be maybe one of our most exciting, is our Aria(TM) CABG, or Coronary Artery Bypass Graft. This is designed for use in patients undergoing coronary artery bypass surgery who have too few or unsuitable native vessels. We initiated clinical trials for the device in Canada late last year and in the U.S. in July. In the U.S., we received Phase I approval for up to 30 patients in 6 centers. We now have 5 patients enrolled at the first 2 centers, and the remaining 4 centers should all be approved and ready to enroll patients within the next couple of weeks. The potential market for a successful CABG graft like this one exceeds $1 billion.

         Thermo Cardiosystems' principal product is the HeartMate(R) LVAS, or Left Ventricular Assist Systems, an implantable heart-assist device that performs all or part of the pumping function of the left ventricle of the natural heart for patients suffering from cardiovascular disease. The product line includes an implantable pneumatic LVAS that is powered by an external electrically driven air pump and an electric LVAS that is driven by an implanted electric motor and powered by a lightweight battery worn by the patient. Both devices are approved for sale in the U.S., Canada and Europe as a bridge to transplant. TCA is also conducting a very exciting clinical trial in the U.S., known as REMATCH, which is evaluating the efficacy of permanent LVAD treatment relative to currently available medical management for non-transplant candidates. This potential application, otherwise known as Alternative to Transplant, is a very large potential market. While final results are not yet available from this trial, we are very encouraged by what we have seen and heard thus far. This potential approval represents a significant upside for the TCA LVAS business. Finally, TCA is developing two future generations of cardiac assist devices known as the Heartmate II and the Heartmate III. These are both rotary-flow, non-pulsatile devices designed to be small, simple, quiet and long-term. Clinical evaluation of the Heartmate II device has already begun.

         Thermo Cardiosystems has another substantial subsidiary, International Technidyne Corporation (or ITC), which manufactures, hand-held blood coagulation testing equipment and related disposals and single-use, skin-incision devices. ITC's Hemochron(R) and Pro-Time(R) devices are leaders in the in and out-of-hospital markets for hand-held blood coagulation diagnostics, and the company's Tenderlett and Surgicutt devices are also leaders in the market for skin incision devices for the attainment of blood samples.


         Of the company's approximately $79 million in revenues in 1999, LVAS sales accounted for approximately $40 million, or slightly more than half. Thermo Cardiosystems as a whole was very profitable last year even with accelerated R&D.

         Thoratec's VAD System, an external pneumatic device, is best suited for short to mid-term cases, BiVAD cases, and smaller patients. The longer term potential for our device is found primarily within the Therapeutic Recovery application, which could serve tens of thousands of heart failure patients, because it is less invasive and can support both sides of the heart if needed. TCA's HeartMate, an implanted electric device, is best suited for longer-term patients, where left-sided support only is needed. For the HeartMate the intended endpoint is for use as an Alternative to Transplant, an area in which a permanently implanted device may be the best option as well, whether it is a pulsatile or rotary flow device. Although the current and future applications for our technologies are different, we have in common our commitment to develop and provide solutions for cardiac surgeons, heart failure cardiologists and their patients. If our success in the mechanical cardiac assist business in the future depends upon the ability to offer a variety of options for doctors and patients, as we believe it does, this combination will prove to be a very exciting one.

         We believe that as a combined entity we will realize operating synergies and this merger will bring value by providing us a platform for developing new technology-based solutions. We believe our joint R&D capabilities will facilitate our strategy to provide more complete products and services for cardiac surgery and congestive heart failure therapies. Our combined resources will allow us to provide more products to more non-transplant open-heart centers, more cardiologists, and more centers and in order to treat more patients.

         I now will ask Tom to review a few operational aspects of the transaction, as well as our press release comments regarding our third quarter results and other regulatory progress. Tom?

TOM.

         Thanks, Keith. The new company, which will be headquartered in Pleasanton, CA, will be named Thoratec Corporation and we will retain the Thoratec, Thermo Cardiosystems and ITC brand names because they are well known and trusted by the customers within each respective industry.

         Thermo Cardiosystems currently has approximately 500 employees located in Woburn and Chelmsford, Massachusetts, Rancho Cordova, California, and Edison, New Jersey. Our current plan is to keep those operations in place while we determine how we best can maximize their value and contribution to the new combined entity.

         While our primary focus will be in cardiac surgery and congestive heart failure, we are committed to supporting the blood coagulation and skin incision businesses of ITC by working with their management to explore and initiate strategies that result in their continued growth and profitability. As a point of note, ITC has historically demonstrated strong financial performance. In 1999, ITC had operating income of almost 23% on revenues of $39 million.

         As you might suspect, we are sensitive to the necessity of sharing information and managing open lines of communication. Both companies have already initiated an aggressive communications plan to customers and employees to ensure there is a clear understanding and acceptance of the benefits that we expect to come from the combined companies. We are involving them in a dialogue to ensure we fully understand their questions and concerns and expect that they will welcome this merger for many of the reasons that Keith had mentioned earlier.

         Clearly, this is a very exciting day for the management, shareholders and employees of both companies and most importantly, our customers. We believe this combination will make us a more viable participant in the increasingly competitive and dynamic areas of cardiac surgery and the treatment of congestive heart failure. More importantly, it creates a great opportunity to build significant value in the future.

         In yesterday's press release we disclosed that our revenues had increased by 22% over the 3rd Quarter of 1999. As it turned out, despite a temporary summer slowdown, September was one of our best revenue months ever and the best domestic revenue month to date.

         As we discussed earlier we have made significant progress toward obtaining important regulatory approvals; 1) Submitted a PMAS to the FDA for the approval of the TLC-II Portable Driver; 2) We received comments on the Vectra VAG submission and responded to them. We hope as an indicator of what we can expect in the fourth quarter, received an approval for the tunnelers that are used with the graft ; 3) Lastly, we have treated 5 patients in the U.S. Aria CABG clinical trial. Of those five patients, one has received a perfusion scan, the results of which were normal. While this is an anecdote, it is nonetheless encouraging. From a milestone standpoint, it has been a busy and productive quarter.

         With that, I'll turn the call over the Cheryl.



         CHERYL

         Thank you, Tom.

         As Keith mentioned, this proposed transaction will be done as a stock-for-stock, tax free exchange, and we expect to issue approximately 32 million new shares of common stock, giving us a total of approximately 57 million shares outstanding pro forma for the transaction. Thoratec shareholders will own approximately 43 percent of the pro forma shares outstanding.

         Shares received by Thermo Cardiosystems' parent and majority shareholder, Thermo Electron, which will represent approximately 34 percent of the pro forma shares outstanding, will be subject to certain contractual lock-up provisions, in addition to Rule 144/145 restrictions imposed by the SEC.

         This transaction is subject to the approval of both companies' shareholders, and will undergo the usual regulatory review for merging companies. We expect to close the transaction in the first quarter of 2001.

         As indicated in the news release, we will record significant one-time charges related to the transaction in the quarter the transaction closes, primarily due to the write-off of in-process research and development. Our financial advisors are working on valuing this and other non-cash amounts and we will give further guidance as it is available. I will cover a few more details in a minute.

         As indicated in the news release, while these charges will result in the transaction, which is being accounted for as a reverse merger, being dilutive based on GAAP accounting, it will be immediately accretive to cash earnings and synergies will be realized. Cash earnings is net income excluding the effect from amortization expense from intangibles, including goodwill, associated with the merger transaction.

         Our combined companies will have approximately $130 million in cash and $53 million of 4 3/4% convertible subordinated debentures due 2004, current on Thermo Cardiosystems' balance sheet. We expect the transaction will add a substantial amount of intangible assets, including goodwill, to our balance sheet at closing.

         And now for a few more details.

REVENUE

         We project revenue of the combined company to be between $130 and $140 million in 2001 compared to proforma combined revenue of $110-$115 million in 2000 including a slight benefit from what we see as increased revenue synergies from a larger sales force in the U.S. and rest of the world and from selling a broader product line across paracorporeal and implantable products. We project this pro forma revenue to grow at approximately 25% in 2002 and continue to grow significantly beyond that as we realize the benefit of REMATCH, HeartMate II, HeartMate III, Aria, Vectra and other new product introductions.

GROSS PROFIT

         Historically, Thoratec and Thermo Cardiosystems have performed with comparable gross margins in the high 50's to 60% range. Going forward we see gross margin in that same range and perhaps slightly above that in the 2002+ time frame as we produce more products and absorb more overhead.

PRE-TAX MERGER BENEFITS AND SYNERGIES

         We see substantial opportunities to increase operating profit as a result of revenue enhancement (as discussed above) and some cost savings from duplication of expenditures; in particular public company costs and other administrative expenditures. We project $5 to $10 million of incremental pre-tax profits (including the revenue enhancement mentioned in my prior discussion) and could expect to substantially improve in 2002 as we fully uncover the areas of synergy and leverage available.

EARNINGS IMPACT

         As we described in our press release, the transaction will be accounted for as a reverse merger and therefore goodwill will be calculated based upon the market value of Thoratec. We currently project a significant amount of goodwill, and, based upon discussions with our valuation consultants and our auditors, we also expect to realize a significant in-process R&D write-off at the closing of this transaction. As a result of the significant goodwill and our inability to guide investors to what that number will be, we are focused on Cash EPS which isolates the impact of the amortization. We project this transaction will be very accretive on a Cash EPS basis and are estimating Cash EPS to be between $0.25 and $0.35 in 2001 vs. analyst estimates of $0.14, and also expect it to be accretive to Cash EPS in 2002.

MERGER RELATED COSTS

         Now I would like to talk about the merger costs related to the transaction. Again, as our press release alluded to, we expect to incur substantial charges in relation to the transaction. Approximately $1.8 million was expensed in the third quarter. These costs reflect expenses paid for professional services for assistance in due diligence and planning, including accounting and legal fees. We also expect substantial additional costs, however, these costs will be paid out of the large cash balance that Thoratec will have upon closing the transaction of approximately $130 million resulting from the cash on TCA's balance sheet combined with Thoratec's existing cash position. We believe this cash will provide us with substantial liquidity to achieve complete integration of these companies as well as finance our growth objectives for the foreseeable future.

         The replay number for today's call is: 719-457-0820, code 515536.

         Thank you for joining us today and now we'll open the call to questions.